Exhibit 99.1

Penn West Offers to Prepay $448 Million of Senior Notes at Par

CALGARY, Oct. 3, 2016 /CNW/ - PENN WEST PETROLEUM LTD. (TSX—PWT; NYSE—PWE) (“Penn West”, “we”, “us” or “our”) announces that it has offered $448 million of cash on hand to its senior noteholders to prepay amounts owing to them at par and on a pro rata basis. The total principal amount of the senior notes currently outstanding is approximately $576 million prior to the prepayment offer. We expect to complete the prepayment process prior to releasing our third quarter financial and operating results in early November.

The $448 million of cash is from previously announced asset sales completed this year, not including the sale of all of our Saskatchewan assets, with the most recent asset sales representing proceeds of approximately $75 million completed in the third quarter. The agreements with our senior noteholders allow us to use asset sale proceeds to make prepayment offers to them at par.

We expect our pro-forma Senior Debt at the end of the third quarter to be reduced to approximately $470 million from $2.0 billion at year-end 2015 and our Senior Debt to EBITDA to be 2.0 times relative to a 4.5 times covenant threshold which is within the top half of our peers. We also expect to remain in full compliance with all of our financial covenants going forward into 2017. In the event the prepayment offer is not fully accepted by our noteholders, we intend to use the unallocated cash to reduce the amount outstanding under our revolving bank credit facility.

“Our decision to apply the asset sale proceeds towards our notes reduces the effective interest rate on our debt and advances our goal of continuing to simplify Penn West’s debt capital structure”, David Dyck, Senior Vice President and Chief Financial Officer of Penn West commented. “We would like to thank all of our lenders for their patience and support as we have worked diligently to transform our company. Our successful asset divesture program has provided us with the balance sheet strength and financial flexibility to proceed with a balanced development plan in our core areas. Our refocused asset base is very competitive, with a top quartile cost base and a compelling organic growth profile.”

About Penn West

Penn West is a conventional oil and natural gas producer in Canada. Our goal is to be the company that redefines oil and gas excellence in western Canada. Based in Calgary, Penn West operates a significant portfolio of opportunities with a dominant oil position in the Cardium, Viking and Peace River areas of Alberta.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expectation to complete the prepayment process prior to releasing our third quarter financial and operating results, our expectation for year-end pro-forma Senior Debt levels and Senior Debt to EBITDA ratio, our expectation that we will remain in full compliance with all of our financial covenants going forward into 2017, our intention to use any unallocated cash to reduce the outstanding amount under our revolving bank facility, and our successful asset divestiture program having provided us with the balance sheet strength and financial flexibility to proceed with a balanced development plan in our core areas.

The forward-looking statements are based on certain key expectations and assumptions made by Penn West. Although Penn West believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking information because Penn West can give no assurances that they will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Additional information on these and other factors that could affect Penn West, or its operations or financial results, are included in the Company’s most recently filed Management’s Discussion and Analysis (See “Forward-Looking Statements” therein) , Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) and other reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or Penn West’s website.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

PENN WEST, Penn West Plaza, Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3; Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@pennwest.com